EXHIBIT 99.1

Audit Committee Report

The Audit Committee (Committee) of the Board of Directors of the Federal Home Loan Bank of San Francisco for 2020 is currently composed of five directors. The Committee is governed by a written charter approved by the Board of Directors.

The Committee has reviewed and discussed the audited financial statements with management. The Committee has discussed with the independent auditor, PricewaterhouseCoopers LLP, the matters required to be discussed in accordance with the standards of the Public Company Accounting Oversight Board (including Auditing Standard No. 1301, Communications with Audit Committees, as modified, reorganized or supplemented). The Committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed the auditor's independence with PricewaterhouseCoopers LLP.

Based on the review and discussions referred to above, the Audit Committee recommends to the Board of Directors that the 2019 financial statements be included in the Form 10-K filed with the Securities and Exchange Commission.

Joan C. Opp, Chair
Shruti Miyashiro, Vice Chair
Matthew Hendricksen
Simone Lagomarsino
John F. Luikart

March 6, 2020